As filed with the Securities and Exchange Commission on July 22, 2002

Registration No. __________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

GOLD RESERVE INC.

(Exact name of registrant as specified in its charter)

Canada
(State or other jurisdiction of incorporation or organization)

N/A
(I.R.S. Employer Identification No.)

926 West Sprague Avenue
Suite 200
Spokane, Washington
(Address of principal executive offices)

99201
(Zip Code)

GOLD RESERVE KSOP PLAN
(Full title of the plan)

ROCKNE J. TIMM
926 West Sprague Avenue, Suite 200
Spokane, Washington 99201
(509) 623-1500
(Name, address and telephone number, including area code, of agent for service)

with a copy to:

JONATHAN B. NEWTON
Baker & McKenzie
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201
(214) 978-3000

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Amount to be registered	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Class A Common Shares, no par value	200,000 Shares	$1.90	$380,000	$34.96
Class A Common Share Purchase Rights	200,000 Rights	N/A	N/A	N/A (3)

(1) The Class A Common Shares, no par value per share (the "Class A Common Shares"), of Gold Reserve Inc. (the "Company") being registered hereby relate to the Gold Reserve KSOP Plan (the "Plan"). Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), there are also being registered such additional Class A Common Shares as may become issuable pursuant to the anti-dilution provisions of the Plan.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (h) promulgated under the Securities Act on the basis of the average of the bid and asked price of the Class A Common Shares on July 19, 2002, as reported on the Over the Counter Bulletin Board.

(3) In accordance with Rule 457(g), no additional registration fee is required in respect of the Class A Common Share Purchase Rights.

INCORPORATION BY REFERENCE

The issuance of the 200,000 Class A Common Shares, and Class A Common Share Purchase Rights attaching to such shares, being registered hereby was approved pursuant to the terms of the Plan by the Board of Directors and shareholders of the Company on January 8, 2002 and June 12, 2002, respectively. Pursuant to Instruction E of Form S-8, (1) the contents of the following Registration Statements on Form S-8 of Gold Reserve Corporation, as assumed by the Company as successor issuer, as filed with the Securities and Exchange Commission: (a) Registration Statement on Form S-8 (Registration No. 033-61113), as amended; (b) Registration Statement on Form S-8 (Registration No. 033-58700), as amended; (c) Registration Statement on Form S-8 (Registration No. 033-69912), as amended; and (d) Registration Statement on Form S-8 (Registration No. 033-35595); and (2) the contents of (a) Registration Statement on Form S-8 (Registration No. 333-65250), and (b) Registration Statement on Form S-8 (Registration No. 333-92587), as amended, of the Company as filed with the Securities and Exchange Commission, are incorporated herein by reference.

Item 8. <u>Exhibits</u>

The following are filed as exhibits to this Registration Statement:

Exhibit Number	**Description**
4.1	Gold Reserve KSOP Plan (incorporated by reference to Gold Reserve Corporation's Proxy Statement, dated June 14, 1994, which was mailed to Gold Reserve Corporation's shareholders in connection with the Annual Meeting of Shareholders held on July 22, 1994)
4.2	Restated Articles of Incorporation of the Company, filed November 20, 1998 (incorporated by reference to Exhibit No. 3.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Securities and Exchange Commission on November 27, 1998)
4.3	Bylaws of the Company (incorporated by reference to Exhibit No. 3.2 to the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Securities and Exchange Commission on November 27, 1998)
4.4	Rights Agreement, dated as of October 5, 1998, between the Company and Montreal Trust Company of Canada (incorporated by reference to Exhibit No. 4.3 to the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Securities and Exchange Commission on November 27, 1998)
4.5	Form of Certificate for the Class A Common Shares (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Securities and Exchange Commission on November 27, 1998)
5.1	Opinion of Veale, Kilpatrick, Austring, Fendrick & Fairman*
23.1	Consent of Veale, Kilpatrick, Austring, Fendrick & Fairman (See Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP*
24.1	Power of Attorney (included on the signature page of the Registration Statement)*

_____

*   Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on July 22, 2002.

GOLD RESERVE INC.

By: /s/ Rockne J. Timm
    ROCKNE J. TIMM
    Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes and appoints Rockne J. Timm as his attorney-in-fact to sign on his behalf individually and in the capacity stated below all amendments and post-effective amendments to this Registration Statement as that attorney-in-fact may deem necessary or appropriate.

Signature	Title	Date
/s/ Rockne J. Timm ROCKNE J. TIMM	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	July 22, 2002
/s/ Robert A. McGuinness ROBERT A. McGUINNESS	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	July 22, 2002
/s/ A. Douglas Belanger A. DOUGLAS BELANGER	Executive Vice President and Director	July 22, 2002
/s/ James P. Geyer JAMES P. GEYER	Senior Vice President and Director	July 22, 2002
/s/ James H. Coleman JAMES H. COLEMAN	Director	July 22, 2002
/s/ Patrick D. McChesney PATRICK D. McCHESNEY	Director	July 22, 2002
/s/ Chris D. Mikkelsen CHRIS D. MIKKELSEN	Director	July 22, 2002
/s/ Jean Charles Potvin JEAN CHARLES POTVIN	Director	July 22, 2002

EXHIBIT INDEX

Exhibit Number	Description
4.1	Gold Reserve KSOP Plan (incorporated by reference to Gold Reserve Corporation's Proxy Statement, dated June 14, 1994, which was mailed to Gold Reserve Corporation's shareholders in connection with the Annual Meeting of Shareholders held on July 22, 1994)
4.2	Restated Articles of Incorporation of the Company, filed November 20, 1998 (incorporated by reference to Exhibit No. 3.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Securities and Exchange Commission on November 27, 1998)
4.3	Bylaws of the Company (incorporated by reference to Exhibit No. 3.2 to the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Securities and Exchange Commission on November 27, 1998)
4.4	Rights Agreement, dated as of October 5, 1998, between the Company and Montreal Trust Company of Canada (incorporated by reference to Exhibit No. 4.3 to the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Securities and Exchange Commission on November 27, 1998)
4.5	Form of Certificate for the Class A Common Shares (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Securities and Exchange Commission on November 27, 1998)
5.1	Opinion of Veale, Kilpatrick, Austring, Fendrick & Fairman*
23.1	Consent of Veale, Kilpatrick, Austring, Fendrick & Fairman (See Exhibit 5.1)*
23.2	Consent of PricewaterhouseCoopers LLP*
24.1	Power of Attorney (included on the signature page of the Registration Statement)*

_____
* Filed herewith.

EXHIBIT 5.1

AUSTRING, FENDRICK, FAIRMAN & PARKKARI
BARRISTERS & SOLICITORS

LORNE N. AUSTRING   DEBRA L. FENDRICK
H. SHAYNE FAIRMAN   KEITH D. PARKKARI
KATHLEEN M. AVERY   GREGORY A. FEKETE
STACY K. HENNINGS

THE DRURY BUILDING
3081 Third Avenue
Whitehorse, Yukon
Y1A 4Z7

PHONE: (867) 668-4405
FAX: (867) 668-3710
E-MAIL: laustring@lawyukon.com

OUR FILE NO: 014910-21

July 5, 2002

Gold Reserve Inc.
Suite 200
926 West Sprague Avenue
Spokane, Washington, USA
99201

Dear Sirs/Mesdames:

Re: Securities and Exchange Commission Form S-8

We are Yukon counsel to Gold Reserve Inc., a corporation incorporated under the laws of the Yukon Territory (the "Company"). The Company intends to file with the Securities and Exchange Commission (the "Commission") a registration statement (the "Registration Statement") on Form S-8 under the Securities Act of 1933, as amended (the "Act"). The Registration Statement covers (a) 200,000 Class A Common Shares, no par value per share, of the Company (the "Class A Common Shares"), including the Class A Common Share Purchase Rights attaching to such shares pursuant to that certain Rights Agreement, dated as of October 5, 1998, between the Company and Montreal Trust Company of Canada (the "Rights Agreement"), which shall be issued pursuant to the Gold Reserve KSOP Plan, as amended (the "Plan"), and (b) such additional Class A Common Shares as may become issuable pursuant to the anti-dilution provisions of the Plan (such shares are collectively referred to as the "Securities").

In rendering this opinion we have examined such corporate records, documents and instruments of the Company and such certificates of public officials, have received such representations from officers of the Company, and have reviewed such questions of law as in our judgment are necessary, relevant or appropriate to enable us to render the opinion expressed below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all corporate records, documents and instruments submitted to us as originals, the conformity to original documents of all documents submitted to us as conformed, certified or photostatic copies thereof, and the authenticity of the originals of such conformed, certified or photostatic copies.

Based upon such examination and review and upon representations made to us by officers of the Company, we are of the opinion that upon issuance and delivery of the Securities in accordance with the terms and conditions of the Plan and, as appropriate, the Rights Agreement, and upon receipt by the Company of the full consideration for the Securities as determined pursuant to the Plan and, as appropriate, the Rights Agreement, the Securities will be validly issued, fully paid and nonassessable.

This firm consents to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required by Section 7 of the Act or the rules and regulations of the Commission thereunder.

Yours truly,

s/ *Austring, Fendrick, Fairman & Parkkari*

EXHIBIT 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 15, 2002 relating to the consolidated financial statements of Gold Reserve Inc., which appears in Gold Reserve Inc.'s Annual Report on Form 20-F for the year ended December 31, 2001.

s/ PricewaterhouseCoopers LLP

Vancouver, B.C., Canada
July 19, 2002